UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                             FORM 12b-25

                    NOTIFICATION OF LATE FILING

(Check one):  [X] Form 10-K [ ] Form 20-F [ ] Form 10-Q
              [ ] Form N-SAR [ ] Form N-SAR

              For Period Ended: _____________________________
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period
              Ended: _________________________________________

------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
       THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable


------------------------------------------------------------------------------


4 HARDSCRABBLE HEIGHTS, P.O. BOX 382
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


BREWSTER, NY 10509
------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

      The Registrant is unable to file its Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006 within 90 days following the end of such fiscal year as a result of the combination of several factors: (a) the unusual time-consuming effort involved to reflect in the Company's audited financial statements the Company's significant acquisition of Questar Educational Systems, Inc. during such fiscal year, and (b) the Company recently became aware of the necessity to make an accounting adjustment relating to accrued but unused employee vacation in prior years, thus a restatement of fiscal 2005 and 2004 was required. The Company anticipates that it will file its Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006 within the time period prescribed by this Form 12b-25.


SEC 1344 (11-02)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James Williams, Chief Financial
Officer                              (845)            277-8100
-------------------------------      -------------    --------------------
(Name)                               (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      In its Annual Report for Fiscal 2006, the Company anticipates reporting that its income (loss) from operations decreased from income of approximately $627,000 in Fiscal 2005 to a loss from operations of approximately ($510,000) in Fiscal 2006. Fiscal 2006 Income (loss) from operations was negatively affected by charges to cost of goods sold for the write-off of capitalized costs associated with non-performing proprietary products, and by expenditures for the expansion of the sales force, certain reorganization expenses and transaction expenses incurred in connection with the acquisition of Questar Educational Systems, Inc. The Company had net income of approximately $433,000 in Fiscal 2005 versus a net loss of approximately ($899,000) in Fiscal 2006. The Company had diluted earnings per share of $0.14 in Fiscal 2005 versus diluted earnings (loss) per share of approximately $(0.19) in Fiscal 2006.

------------------------------------------------------------------------------

                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  January 29, 2007  By JAMES WILLIAMS, Chief Financial Officer
      ----------------     ---------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------------------------------------------------
                                 ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
------------------------------------------------------------------------------

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers.  This form shall not be used by electronic filers
   -----------------
   unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).